SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

/X/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2002

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM ______TO ______

COMMISSION FILE NUMBER 333-89756

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ALION SCIENCE AND TECHNOLOGY CORPORATION

10 West 35th Street Chicago, IL 60616 (312) 567-4000	1750 Tysons Boulevard Suite 1300 McLean, VA 22102 (703) 918-4480

Alion Science and Technology Corporation
Employee Ownership, Savings and Investment Plan

Table of Contents

Page

Independent Auditors’ Report	1

Financial Statements:
Statement of Net Assets Available for Benefits, September 30, 2002	2
Statement of Changes in Net Assets Available for Benefits, for the period from December 19, 2001 (date of inception) through September 30, 2002	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	11

Exhibit Index

Exhibit

99.1	Certification of Bahman Atefi, Chief Executive Officer of Alion Science and Technology Corporation, pursuant to 18 U.S.C. Section 1350.
99.2	Certification of John M. Hughes, Chief Financial Officer of Alion Science and Technology Corporation, pursuant to 18 U.S.C. Section 1350.

Independent Auditors’ Report

ESOP Committee
Alion Science and Technology Corporation
     Employee Ownership, Savings and Investment Plan:

We have audited the financial statements and supplemental schedule of Alion Science and Technology Corporation Employee Ownership, Savings and Investment Plan (the Plan) as of September 30, 2002, as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan’s management.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2002, and the changes in net assets available for benefits for the period from December 19, 2001 (date of inception) through September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of September 30, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois
January 17, 2003

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Statement of Net Assets Available for Benefits

September 30, 2002

	Allocated	Unallocated	Total

Assets:
Investment in Alion Science and Technology Corporation common stock, at fair value	$—	1,000	1,000
Employer contributions receivable	1,300	—	1,300

Total assets	1,300	1,000	2,300

Liabilities:
Loan payable to Plan Sponsor	—	1,019	1,019

Net assets available for benefits	$1,300	(19)	1,281

See accompanying notes to financial statements.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the period from December 19, 2001 (date of inception) through September 30, 2002

	Allocated	Unallocated	Total

Additions to net assets attributed to:
Employer contributions	$1,300	—	1,300
Deductions to net assets attributable to:
Interest expense	—	19	19

Increase in net assets available for benefits	1,300	(19)	1,281
Net assets available for benefits:
Beginning of period	—	—	—

End of period	$1,300	(19)	1,281

See accompanying notes to financial statements.

Alion Science and Technology Corporation
Employee Ownership, Savings and Investment Plan
Notes to Financial Statements
September 30, 2002

(1)	Plan Description

The following is a general description of Alion Science and Technology Corporation Employee Ownership, Savings and Investment Plan (formerly known as Beagle Holdings, Inc. ESOP and 401(k) Plan and then as Beagle Holdings, Inc. Employee Ownership, Savings and Investment Plan) (the Plan). The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

Alion Science and Technology Corporation (formerly known as Beagle Holdings, Inc.) (the Plan Sponsor or Company) established the Plan effective as of December 19, 2001. The Plan was subsequently amended and restated on June 4, 2002 and again on September 30, 2002.

In October 2001, the Company, a for-profit S corporation, was incorporated in the state of Delaware for the purpose of purchasing substantially all of the assets and assuming certain liabilities of IIT Research Institute (IITRI), with the exception of those assets and liabilities associated with IITRI’s Life Sciences Operation (LSO) (the Transaction).

The Plan operates as a tax exempt employee stock ownership plan (ESOP) with a 401(k) component (401(k)) (collectively KSOP) under the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC).

The Plan is administered by the ESOP Committee which is comprised of seven persons appointed by the chief executive officer of the Company. As of September 30, 2002, two trusts were established under the KSOP. On December 19, 2001, the Beagle Holdings, Inc. Employee Ownership, Savings and Investment Trust (formerly known as Beagle Holdings, Inc. Stock Ownership and 401(k) Trust) (Beagle Trust) was established and on June 4, 2002, the Alion Science and Technology Corporation Employee Ownership, Savings and Investment Trust (Alion Trust) was established. As of September 30, 2002, the Beagle Trust held all shares of the Company’s common stock on behalf of the ESOP. Subsequent to the closing of the Transaction, the loan payable to the Plan Sponsor (see note 8) was repaid, and the Beagle Trust transferred all shares of the Company’s common stock to the Alion Trust. The Beagle Trust will be dissolved. An officer of the Company was the trustee for the Beagle Trust, and State Street Bank & Trust Company is the trustee for the Alion Trust. BCI Group is the recordkeeper for the ESOP. As of September 30, 2002, the ESOP Committee was the trustee for the 401(k). On December 20, 2002, Fidelity was selected as recordkeeper for the 401(k).

The Plan purchased Company common stock using the proceeds of a subscription loan payable (see note 8) from the Company. The loan was repaid on December 24, 2002. The common stock will be allocated to eligible employees’ accounts in accordance with applicable regulations under the IRC.

Alion Science and Technology Corporation
Employee Ownership, Savings and Investment Plan
Notes to Financial Statements
September 30, 2002

The borrowing was collateralized by the unallocated shares of Company common stock. The lender would have no rights against the shares if they were allocated under the ESOP. Accordingly, the financial statements of the Plan as of September 30, 2002 and for the period from December 19, 2001 (date of inception) through September 30, 2002 present assets and liabilities and changes therein pertaining to:

a.	the accounts of employees with vested rights in allocated stock (Allocated) and

b.	stock not yet allocated to employees (Unallocated).

(b)	Eligibility

Employees hired by the Company in conjunction with the Transaction will be immediately eligible to participate in the Plan and receive Company contributions. Employees hired after the Transaction will be immediately eligible to participate in employee contributions and will be eligible to receive employer contributions after one year of employment.

(c)	Contributions

Participants may elect to contribute an amount equaling up to 20 percent of their basic compensation (effective October 1, 2002, the contribution percentage was raised to 60 percent of their basic compensation), subject to statutory annual maximum limits. This maximum allowable contribution is adjusted each year for increases in the cost of living as provided in applicable regulations. This annual amount is an aggregate limitation that applies to all of an individual’s salary reduction contributions and similar contributions under other plans. A participant may not contribute more than 7 percent of the participant’s eligible compensation to the ESOP.

The Company will make a matching contribution of 100 percent of the first three percent and 50 percent of the next two percent of eligible compensation that a participant contributes. There were no matching contributions during 2002. The Company will also make a retirement plan contribution of 2.5 percent of the eligible compensation of the participant consisting of 1 percent in stock and 1.5 percent in cash. The Company may also make an annual discretionary contribution to the Plan. Each plan year, the Company will determine what portion of its profits, if any, it will contribute to the Plan. The Company made a discretionary contribution in the amount of $1,300 on December 20, 2002 effective for the 2002 plan year.

(d)	Participant Accounts

As of September 30, 2002, there were three participants in the Plan.

The ESOP Committee, as of each valuation date, will allocate earnings (losses) in the ESOP to the participant accounts so that the total of such account balances equals the fair market value of the ESOP trust fund value as of each respective valuation date.

Each participant’s 401(k) account will be credited with the participant’s contributions, the Company’s contributions and the participant’s share of plan earnings (losses) and appreciation (depreciation) from investment of such contributions, less administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Alion Science and Technology Corporation
Employee Ownership, Savings and Investment Plan
Notes to Financial Statements
September 30, 2002

(e)	Voting Rights

On matters involving the approval or disapproval of any Company merger or consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all of the assets of the Company, tender offer for, or other offer to purchase, the shares of the Company common stock or other such transactions prescribed by applicable regulation, each participant is entitled to exercise voting rights attributable to the ESOP shares allocated to the participant’s account and will be notified by the trustee prior to the time that such rights are to be exercised. The trustee will vote for any allocated shares for which instructions have not been received and any unallocated shares in accordance with ESOP Committee instructions. In all other circumstances, the trustee will vote all shares of common stock as directed by the ESOP Committee.

(f)	Vesting

Each eligible participant has an immediate, fully vested right to employee contributions and employer matching contributions. Other Company contributions to the Plan, and the earnings on such contributions, vest over a five-year period as follows:

•	25 percent vests after two years of service,
•	50 percent vests after three years of service,
•	75 percent vests after four years of service, and
•	100 percent vests after five years of service.

(g)	Investment Options

As of September 30, 2002 and for the period from December 19, 2001 (date of inception) through September 30, 2002, there were no investment options available as the only asset allocated to participants was the Company’s contribution receivable.

(h)	Loans to Participants

Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50 percent of their vested account balance, subject to certain restrictions. Participants are allowed only two loans outstanding at any time. All loans are amortized over a period not to exceed five years, except for loans to purchase or construct a primary residence which may be repaid over a maximum of fifteen years. Participant loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate published in The Wall Street Journal on the first business day in each calendar quarter, including loans that are made at any time during each respective calendar quarter. Principal and interest are paid ratably through payroll deductions.

(i)	Payment of Benefits

401(k) Component

For any event that may result in a distribution of benefits, a participant’s benefit is distributed in a single, lump sum payment or in substantially equal, annual installments not to exceed five years. The distribution is made in the form of cash and is recorded when paid.

ESOP Component

Distributions from the ESOP component of the Plan will be made in the form of shares of common stock of the Company that must be immediately sold back to the Company.

Alion Science and Technology Corporation
Employee Ownership, Savings and Investment Plan
Notes to Financial Statements
September 30, 2002

The Company is legally obligated to buy back shares of the Company’s common stock from terminating participants. However, there are specific rules regarding the distribution of the buy back amounts.

Distribution of benefits as a result of retirement, death and/or disability are paid in a single, lump sum cash payment or in substantially equal, annual cash payment installments not to exceed five years beginning on the earlier of:

a.	the first valuation of the Company’s common stock following the participant’s retirement, death and/or disability, or

b.	one year after the end of the year in which the participant’s death, disability or retirement occurs.

Distribution of benefits as a result of resignation, dismissal, or layoff are paid in a single, lump sum cash payment or in substantially equal, annual cash payment installments not to exceed five years beginning on the earlier of:

a.	the sixth plan year following the participant’s resignation, dismissal, or layoff, or

b.	the first valuation of the Company’s common stock following the participant’s sixty-fifth birthday.

(j)	Special Price Protection

Initial participants that are 55 years of age or older as of December 31, 2002 and who request a distribution at any time prior to January 1, 2008 due to the participant’s death or disability, or separation from service on or after reaching age 60, have the right to require the Company to purchase the stock allocated to their accounts at a price per share that is equal to the greater of:

a.	$10.00, or

b.	the then current fair market value.

The special price protection provisions only apply to shares purchased in conjunction with the one-time ESOP investment election (see note 3).

(k)	Diversification

Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company common stock into investments which are more diversified.

Participants who are at least age 55 with 10 or more years of participation in the Plan may elect to diversify a portion of their ESOP account to other investment options in the 401(k). Diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25 percent of the shares allocated to the participant’s account, less any shares previously diversified. In the sixth year, the percentage increases to 50 percent. Years of participation in the IITRI 401(a) and 403(b) plans before transfers to the ESOP are not counted for purposes of diversification. Years of participation in the Human Factors Applications, Inc. Profit Sharing & 401(k) Plan are counted for purposes of diversification.

Alion Science and Technology Corporation
Employee Ownership, Savings and Investment Plan
Notes to Financial Statements
September 30, 2002

(l)	Special Diversification

Beginning on October 1, 2007, and then in the first quarter of each year thereafter, all participants hired by the Company in conjunction with the Transaction will be permitted to move 10 percent of their ESOP account balance to the 401(k), provided it does not violate any loan covenants in effect at that time.

Participants hired after the Transaction are eligible for this diversification feature following five years of service with the Company.

(m)	Administration of Plan Assets

The Plan’s assets, which consist of Company common stock and a contribution receivable, are held by the trustee of the Plan.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administration and trustee expenses are to be paid by the Plan. However, the Company may pay for administrative and trustee expenses at its own discretion. For the period from December 19, 2001 (date of inception) through September 30, 2002, all administrative and trustee expenses were paid by the Company.

(n)	Forfeitures

Non-vested accounts of terminated participants are used to reduce future Company contributions or to pay administrative expenses. There were no forfeitures during the period from December 19, 2001 (date of inception) through September 30, 2002.

(o)	Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting and Use of Estimates

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

(b)	Investment Valuation

The common shares of the Company are valued at estimated fair value on September 30, 2002. The market value of the Company’s common stock for all purposes under the Plan shall be determined by the trustee based upon a valuation performed by an independent appraiser.

Purchases and sales of securities are recorded on a trade-date basis.

Alion Science and Technology Corporation
Employee Ownership, Savings and Investment Plan
Notes to Financial Statements
September 30, 2002

(3)	The One-Time ESOP Investment Election

As a condition of the closing of the Transaction, employees of IITRI and Human Factors Applications, Inc., in a one-time ESOP investment election, agreed to invest at least $24.0 million, in the ESOP, for the purpose of the ESOP acquiring 100 percent of the Company’s common stock.

(4)	Investments

The fair values of the investments representing 5 percent or more of the Plan’s net assets at September 30, 2002 were as follows:

Alion Science and Technology Corporation common stock	$1,000

Total	$1,000

(5)	Tax Status

To date, the Plan has not received a determination letter from the Internal Revenue Service. However, the plan administrator and the Plan’s tax counsel believe the Plan is designed to qualify as tax exempt under Section 401(a) of the IRC.

(6)	Related-Party Transactions

The Plan holds Alion Science and Technology Corporation common stock. As Alion Science and Technology Corporation is the employer and plan sponsor, any transactions in its common stock qualify as party-in-interest transactions.

(7)	Risks and Uncertainties

The Plan provides for various investments in cash and cash equivalents, mutual funds, and common stock. In general, such investment securities are exposed to various risks, such as significant world events, interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(8)	Loan Payable

On December 19, 2001, the Plan entered into a loan for $1,000 from the Company that bears an interest rate of 2.48 percent per annum. The proceeds of the loan were used to purchase 100 shares of Company common stock. Unallocated shares of Company common stock are the collateral for the loan. The original loan agreement provided for the loan to be repaid on the earlier of 9 months from the date of the loan agreement or 5 business days from the date of closing of the Transaction. The Plan accrued interest payable on the loan of $19 for the period from December 19, 2001 (date of inception) through September 30, 2002. On September 9, 2002, the repayment date in the loan agreement was extended to December 19, 2002.

(9)	Subsequent Event

On December 20, 2002, the following events occurred:

•	The one-time ESOP investment election described in note 3 was greater than $24.0 million and the Transaction closed. Participants contributed $25,754,081 to the ESOP. On December 20, 2002, the Plan purchased 2,575,408 shares of the Company’s common stock at $10 per share which, together with the 100 shares of Company common stock purchased by the Plan on December 19, 2001, represents 100 percent of the Company’s common stock.

Alion Science and Technology Corporation
Employee Ownership, Savings and Investment Plan
Notes to Financial Statements
September 30, 2002

•	The Human Factors Applications, Inc. Profit Sharing & 401(k) Plan was merged with the Plan. A total of $794,316 was transferred into the Plan as a result of the merger.

•	Fidelity was appointed as the trustee and recordkeeper for the 401(k) component of the Plan.

•	The loan payable to Plan Sponsor was repaid on December 24, 2002.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

September 30, 2002

(a)	(b)	(c)	(d)
Description of investments,
	Identity of	including maturity date, rate
	issuer/borrower,	of interest, collateral, par, or
Notes	lessor, or similar party	maturity value	Current value

(1)	Alion Science and Technology	Common Stock,
	Corporation	100 shares, $10.00 per share	$1,000

$1,000

(1) Represents party-in-interest.

See accompanying independent auditors’ report.

SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ALION SCIENCE AND TECHNOLOGY CORPORATION EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
By: /s/ John M. Hughes
Date: January 21, 2003
Name: John M. Hughes
Title: Chief Financial Officer